2825 Airview Boulevard
Kalamazoo, MI 49002

April 4, 2013

William R. Jellison
1610 Wyndham Drive South
York, PA  17403

Dear Bill,

It is with pleasure that I confirm Stryker Corporation's (“Stryker”) employment offer to you as Vice President and Chief Financial Officer, reporting to Kevin A. Lobo, President and Chief Executive Officer. As this position is a Corporate Officer role, this offer is subject to final approval by Stryker's Board of Directors.

Your official start date is April 22, 2013. This letter summarizes your compensation, eligibility for benefits and other required employment documentation.

Your starting annual base salary will be $525,000 payable semi-monthly in accordance with Stryker's regular payroll practices. Applicable payroll deductions as required by State and Federal law will be withheld from your paycheck, along with any voluntary deductions that you authorize.

You are scheduled to receive a performance review in March 2014. You will not receive a merit increase in 2013, but will be eligible to receive a merit increase associated with subsequent reviews, which are conducted on an annual basis.

Commencing in 2013, you will be eligible for (but not guaranteed) an annual performance bonus based on performance to specific objectives for a given calendar year. Your full year 2013 bonus potential is 70% of your base salary ($367,500). For 2013 your bonus will be prorated based on your start date, and is based upon performance to specific objectives for the year. You and Kevin will develop your 2013 objectives together soon after you begin your employment. Bonuses are paid in March following the respective bonus year period. The Compensation Committee of the Board of Directors may choose to apply positive or negative discretion to the total bonus weightings of some or all of the bonus goals. Any award above the 100% potential is at the Company's discretion and you must be employed on December 31 of the applicable year to receive any portion of this bonus. You will also receive a hire-on bonus payment of $67,500 (one quarter of the target bonus at your current employer) on July 15, 2013 to compensate you for a prorated portion of any bonus opportunity from your current employer forfeited in 2013. This hire-on bonus payment will be paid in full upon any termination by the Company without Cause or voluntary termination for Good Reason prior to July 15, 2013. The hire-on bonus payment includes a requirement that you payback the entire amount of the hire-on bonus payment if you voluntarily terminate prior to two years from April 22, 2013.

In addition, Stryker's President and CEO will recommend that our Board of Directors approve an award to you of stock options and performance stock units (PSUs) under Stryker's Long-Term Incentive Plan in February 2014. The target amount granted to you under this recommendation will be approximately $1,250,000 in total grant date fair value, comprised of 50% in stock options and 50% in PSUs. We will also recommend to the Board a one-time, hire-on award to be approved April 30, 2013 with a target amount of approximately $2,100,000 in total grant date fair value, comprised of 50% in stock options and 50% in restricted stock units (RSUs).

Stryker determines grant date fair value for stock options as the number of options times the grant price times a recent accounting valuation of option grants (recently averaging about 25% of the amount resulting from multiplying the number of options times the grant price).  PSUs and RSUs grant date fair value is calculated as the number of units times the grant price.  The grant price will be the closing price on the trading day prior to the grant date(s) as required by Stryker's Long-Term Incentive Plan.  Under this recommendation, stock options would have a ten-year term and vest as to 20% of the underlying shares on each of the first five anniversary dates of the grant date.  Vesting of any PSUs occurs on March 21 of the year following the three-year performance cycle with the amount of shares earned subject to the achievement of pre-established performance goals. The vesting schedule for RSUs will be a three-year “cliff vesting” (100% after the third anniversary of the grant date).  Any outstanding stock awards you have at the time of termination will be subject to the terms and conditions of Stryker's Long-Term Incentive Plans, as amended from time to time by the Company.

We anticipate that the Board of Directors would consider these recommendations at the next Board meeting following your start date, which is planned for April 30, 2013, and assumes you commence employment with Stryker at least one week prior to that meeting. If the Board of Directors approves these recommendations at the meeting at their sole discretion, the grant date for your hire-on stock awards would be April 30, 2013.

You are eligible to receive relocation benefits in accordance with Stryker's U.S. Domestic Mobility Program #5, which will include, in addition to other relocation benefits, a lump sum payment in the amount of $18,000.  A summary of these relocation benefits are included within your offer package.  You will be contacted by NEI, Stryker's relocation partner, to provide you with a high level overview of your relocation benefits eligibility.  Please note that initiating your relocation process and services is contingent upon your signing and returning a Relocation Repayment Agreement that will be provided to you by NEI.

As a Stryker employee, you will be eligible to participate in our comprehensive package of Company benefits as detailed on the enclosed “Benefits Summary” sheet, pursuant to the terms and conditions of the guiding benefit plans. This package includes, among other things, the following benefits:

1.	Comprehensive health insurance plan, including medical, dental and prescription drug coverage; (provided you return your enrollment information within 30 days of your hire date).

2.
Basic Term Life Insurance paid by the Company in the amount of $425,000, with an additional $425,000 in Accident Insurance; effective on your date of hire. Supplemental life insurance is available to purchase through Stryker with a maximum of $1,000,000.

3.
Eligibility to participate in the Stryker 401(k) Savings and Retirement Plan. After the close of each year, Stryker will match all or a portion of your contributions according to the terms of the 401(k) Plan guidelines. Stryker will contribute $0.50 for every $1.00 you contribute, up to a maximum of 4% of your eligible earnings. Additionally, Stryker may contribute a percentage of your eligible earnings as a discretionary contribution. Historically, 7% of eligible earnings have been contributed.

4.	Participation in Stryker's Supplemental Savings and Retirement Plan in accordance with the terms of such plan subject to your start date and pending Board approval. Participation commences for 2014.

5.	Eleven paid holidays annually; prorated for 2013, based on date of hire.

6.	Four weeks of vacation annually beginning in 2013; prorated for 2013, based on date of hire.

7.	Eligibility to participate in the Stryker Employee Stock Purchase Plan.

This offer is contingent upon there being no contractual impediments or obligations which would restrict your acceptance of this offer and upon your execution of Stryker's Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement. Furthermore, this offer is made with the understanding that you will not bring with you to Stryker confidential or proprietary information belonging to any of your previous employers and that you will refrain from disclosing to us, or using while employed by us, any such confidential or proprietary information. Pursuant to Company policy, you are expected to comply with any non-disclosure, non-compete, non-solicitation and other provisions of agreements with your previous employers.

This offer is also contingent upon the satisfactory completion of pre-employment reference and background check.  Failure to do so may prevent you from starting on the date listed above.

On your first day of employment, we will review and complete the forms you must fill out as part of your orientation process. The Immigration Reform and Control Act (IRCA) require us to verify that you are authorized to work in the United States. Accordingly, we ask that on your first day you bring appropriate verification documents, as set forth on the enclosed list.

To protect the interests of the Company and its customers, all employees are required to acknowledge receipt and understanding of the Company's Code of Conduct and Employee Handbook by reading and signing the appropriate forms. Within your first week of employment, please return acknowledgment of the Code of Conduct and your signed Employee Handbook Receipt, which will be enclosed in your orientation materials packet. In accepting employment with us, you agree to abide by the guidelines set forth in the Handbook, as well as any changes to it, which may be communicated to you. You also acknowledge that you are aware of Stryker's at-will employment relationship with you.

While this letter is intended to summarize our offer, it shall not be used to interpret or in any way govern the terms of your employment relationship with Stryker. The aforementioned statements of Company policy, practices, and benefits do not constitute the terms of an employment contract, either expressed or implied. Further, the Company maintains the right to change its policies and procedures without notice. Please take a few moments to review the enclosed new hire paperwork. Completion of all necessary paperwork will ensure a smooth transition into your new role with us.

Bill, we look forward to you joining us and hope that you find your employment with us enjoyable and professionally rewarding. To accept this offer, please sign this letter on the space provided below and return it via fax to (269) 385-4011 no later than April 9, 2013. If you have any questions, please feel free to contact me. You may bring the original copy of the signed letter on your first day of employment. Again, congratulations Bill and welcome to Stryker.

Sincerely,

Steven A. Benscoter
Vice President, Human Resources

I accept this offer of employment with Stryker and agree to the terms and conditions outlined in this letter:

_____________________________________________________     4 / 5 / 2013
William R. Jellison                      Date

encls:     Total Rewards Statement                Benefits Summary
Non-Compete Agreement                Payback Agreement
Stryker U.S. Domestic Mobility Summary Program 5    I-9 List of Acceptable Documents
Background Check Authorization Form
c:     Kevin A. Lobo